Exhibit 99.2

From:	BW LPG Limited

To:	The Scheme Shareholders (as defined below)

3 May 2024

Dear Sir/Madam,

PRACTICE STATEMENT LETTER

PROPOSED SCHEME OF ARRANGEMENT IN RESPECT OF: BW LPG LIMITED

This letter (the “Practice Statement Letter”) concerns matters which may affect your legal rights and entitlements and you may therefore wish to take appropriate legal advice on its contents.

Purpose of this Practice Statement Letter

BW LPG Limited (the “Company”) is proposing to implement a scheme of arrangement (a “Scheme”) between it and the holders of its common shares (the “Scheme Shareholders”) pursuant to Section 99 of the Bermuda Companies Act 1981 (as amended, the “Act”) in order to effect the discontinuance of the Company from Bermuda and its continuance in Singapore pursuant to section 132G of the Act and Part 10A of the Companies Act 1967 of Singapore (the “Singapore Companies Act”). There will be a hearing on 15 May 2024 at 9:30 a.m. (Bermuda time) (the “Convening Hearing”) at which the Supreme Court of Bermuda (the “Court”) will be asked to give directions as to the convening of a meeting of shareholders of the Company (the “Scheme Meeting”) that are eligible to vote on the Scheme.

Pursuant to Bermuda Supreme Court Circular No.18 of 2007 (the “Practice Statement”), prior to the Convening Hearing, any company proposing to implement a scheme of arrangement pursuant to the Act should notify those shareholders affected by it (i) that a scheme of arrangement is being promoted, (ii) as to the purpose that the scheme of arrangement is designed to achieve, (iii) as to the meeting(s) of shareholders that the company believes is/are required for the purposes of voting on the scheme of arrangement and (iv) as to the constitution of the shareholder meeting(s). This Practice Statement Letter is written pursuant to and made in accordance with the Practice Statement.

The Scheme

A scheme of arrangement is a formal procedure under Section 99 of the Act, which enables a company to agree a compromise or arrangement with its shareholders or any class of its shareholders in respect.

Under Bermuda law, a scheme of arrangement requires the following to occur in order to become legally binding:

a.	a convening hearing at which the Court will give directions for the convening of one or more meeting(s) of the shareholders or classes of shareholders of the relevant company to consider and if thought fit approve the scheme of arrangement;

b.	the approval of a majority in number representing at least 75% in value of the relevant shareholders or classes of shareholders present in person or by proxy and voting at the Scheme Meeting;

c.	the approval of the Court by the making of an order sanctioning the scheme of arrangement (the “Sanction Order”) after a hearing convened for that purpose (the “Sanction Hearing”); and

d.	the delivery of the Sanction Order to the Bermuda Registrar of Companies.

In addition to the above, the Scheme will only become effective in accordance with its terms when each condition thereto has been satisfied as set out in the Explanatory Statement (as defined below).

Purpose of the Scheme

The principal object and purpose of the Scheme is to effect the discontinuance of the Company from Bermuda and its continuance in Singapore pursuant to section 132G of the Act and Part 10A of the Companies Act 1967 of Singapore (the “Redomiciliation”).

Relevant Background

The Company’s board of directors (the “Board”) believes that the Redomiciliation will increase the Company’s strategic flexibility while posing no noticeable risks to the Company’s operating model, long-term strategy and ability to maintain a competitive worldwide effective corporate tax rate. Singapore also has a well-developed legal system that encourages a high standard of corporate governance. In addition, following the Redomiciliation, the Company will remain subject to International Financial Reporting Standards reporting requirements and the corporate governance rules of the Oslo Stock Exchange and the New York Stock Exchange and the Norwegian Code of Corporate Governance. The Board has considered both the potential advantages and risks of the Redomiciliation and has unanimously approved the Redomiciliation by way of a Scheme.

Conditions to Effectiveness of the Scheme and the Corporate Reorganization

The Scheme is subject to the satisfaction, or waiver thereof (if allowed by law), of the following conditions:

(a)	the approval of the Scheme at the Scheme Meeting by a simple majority in number of the persons entitled to vote at the Scheme Meeting representing at least 75% in value of the persons entitled to vote at the Scheme Meeting present and voting either in person or by proxy at the Scheme Meeting;

(b)	the sanction of the Scheme, with or without modification, by the Court;

(c)	adoption by the Company of the constitution to be the constitution of the Company upon the Redomiciliation with effect from the Redomiciliation;

(d)	the delivery of an office copy of the Sanction Order to the Registrar of Companies in Bermuda for registration;

(e)	the filing with the Registrar of Companies in Bermuda, pursuant to section 132H of the Act, of a notice of the discontinuance of the Company which contains the information and documents as required by section 132H(1) of the Act;

(f)	prior to filing an application for registration (as referred in sub-paragraph (g) below), the approval of the Company's name application to the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) to reserve the name "BW LPG Limited" pursuant to section 357 of the Singapore Companies Act;

(g)	the Company shall have furnished an application for registration to ACRA pursuant to section 358 of the Singapore Companies Act;

(h)	issuance of the notice of transfer of registration in the prescribed form and a certificate of confirmation of registration in respect of BW LPG Singapore by ACRA pursuant to section 359 of the Singapore Companies Act; and

(i)	the Company having received a waiver from the Securities Industry Council of Singapore in accordance with the Note on Section 2 of the application of the Singapore Code on Take-Overs and Mergers.

Identity of Scheme Shareholders

Scheme Shareholders consist of all of the members of the Company holding issued and outstanding shares of the Company.

Scheme Meetings: Classes for Voting Purposes

Under the provisions of Section 99 of the Act, in order for a scheme to become legally binding on a company and all of its relevant scheme shareholders, the scheme must be approved by a majority in number of each class of shareholders, representing at least 75% in value of such class, present and voting either in person or by proxy at the relevant Scheme Meeting. The scheme must then be sanctioned by the Court at a subsequent Sanction Hearing, a copy of the Sanction Order delivered to the Bermuda Registrar of Companies and all conditions precedent to the scheme’s effectiveness satisfied before it can become effective. If, and from the date upon which, a scheme becomes effective in accordance with its terms, all of the scheme shareholders (irrespective of whether or not they voted, or voted in favour of the scheme), along with the company, will be bound by the terms of the scheme.

It is the responsibility of the company proposing a scheme to formulate the class or classes of shareholders for the purpose of convening a meeting of its shareholders to consider and, if thought fit, approve the scheme. The final decision as to class composition will be a matter for the Court after taking into account any objections from any scheme shareholders.

The test for determining whether shareholders can be placed in the same class is whether the rights of the shareholders affected by the Scheme are so different or would be affected so differently by the proposed scheme as to make it impossible for them to consult together with a view to their common interests. If it is impossible to consult together with a view to their common interests, shareholders must be divided into separate classes for purposes of voting on the proposed scheme and a separate voting meeting must be held for each class of shareholders.

Scheme Shareholders: One Class for Voting Purposes

The Company proposes one class of Scheme Shareholders for voting on the Scheme, consisting of all the members of the Company holding issued and outstanding common shares as of the applicable record date for the Scheme Meeting. For the purposes of section 99 of the Act, the Company proposes that only registered holders of the Company’s common shares are counted for numerosity purposes, and the Company will be seeking directions from the Court at the convening hearing accordingly.

The Convening Hearing

As noted above, the Convening Hearing has been listed to be heard by the Supreme Court on 15 May 2024 at 9:30 a.m. (Bermuda time). Any change to the proposed date of the Convening Hearing will be notified to Scheme Shareholders and such notice will be furnished on Form 6-K with the U.S. Securities and Exchange Commission (available on www.sec.gov), the Oslo Stock Exchange’s information system (Newsweb), and on the Company’s website (www.bwlpg.com). The Convening Hearing will be heard in person and no dial in or video conference facility will be available.

At the Convening Hearing, the Company will draw any issue raised by Scheme Shareholders who do not appear at the Convening Hearing to the Court’s attention. Scheme Shareholders wishing to raise an issue in this fashion should contact the Company’s Bermuda counsel by email at Guy.Cooper@conyers.com. Scheme Shareholders have the right to be heard in person or through counsel and make representations at the Convening Hearing.

This Practice Statement Letter is intended to provide Scheme Shareholders with sufficient information regarding the Scheme such that, should they wish to raise issues related to the constitution of the classes of shareholders voting at the Scheme Meeting or issues which might otherwise affect the conduct of the Scheme Meeting (the “Scheme Issues”), they may attend and be represented before the Court at the Convening Hearing. Scheme Shareholders should be aware that Scheme Issues should be raised at the Convening Hearing. While Scheme Shareholders will still be entitled to appear and raise objections at the Sanction Hearing (if the Court orders the Scheme Meeting for the Scheme to be convened at the Convening Hearing), the Court would expect a Scheme Shareholder to show good reason why they did not previously raise any Scheme Issues in respect of the proposals for convening the relevant Scheme Meetings. Scheme Shareholders should therefore raise any Scheme Issues at the Convening Hearing.

Jurisdiction

As the Company is registered as a Bermuda company under the Act, the Bermuda Court has jurisdiction under the Act.

At the Sanction Hearing, in addition to any objections raised by Scheme Shareholders, the Court will consider any additional jurisdictional issues and decide whether to exercise its discretion to sanction the Scheme. A notice confirming the precise date of the Sanction Hearing, once known, will be distributed to Scheme Shareholders in due course.

Next Steps

Following the Convening Hearing, if the Court grants leave to convene the Scheme Meeting, copies of the following documents in connection with the Scheme will be distributed to the relevant scheme shareholders (in accordance with the directions given) and will be uploaded to the Company’s website:

(a)	a copy of the Scheme;

(b)	a composite Explanatory Statement of the Scheme (which will include a notice setting out the relevant details for the Scheme Meeting);

(c)	voting forms (which will include proxy forms) for voting at the Scheme Meeting.

Further Information

If you require any further information, please contact the Company by email to Samantha Wei Xu at investor.relations@bwlpg.com (with “BW LPG Limited Scheme” in the subject line).

If you disagree with the proposals set out herein regarding the convening of the Scheme Meeting or wish to raise any other issue that otherwise impacts on the directions for the convening of the Scheme Meetings or the jurisdiction of the Court, you should email Guy Cooper (Guy.Cooper@conyers.com) prior to 15 May 2024.

For and on behalf of,

Samantha Xu

Chief Financial Officer

BW LPG LIMITED